SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

Anatel approves TIM’s Conduct Adjustment Term (TAC)

TIM Participações S.A. (“Company”) (B3: TIMP3; NYSE: TSU), in compliance with Article 157 of Law Nr. 6,404/76 and the provisions of CVM Instruction Nr. 480/2009, hereby informs its shareholders, the market in general and other interested parties that:

Following the information already disclosed in the Company's financial statements in note 24 e4, it has been negotiating since June 2018, with the sector regulator (ANATEL), a Conduct Adjustment Term (TAC). Therefore, as of today, Anatel's Board of Directors unanimously approved TIM's TAC.

The agreement covers a sanction reference value of R$ 627 million. TIM's commitment foresees actions for improvement in three pillars - customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital caring channels, reducing complaint rates, repairing users and strengthening transport and access networks.

In addition, it includes an additional commitment to bring mobile broadband through the 4G network to 366 municipalities with less than 30,000 inhabitants reaching over 3.4 million people.

The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the Company the sharing regime with the other providers.

TIM's TAC follows Decree No. 9,612/2018, which provides for public telecommunications policies with prioritization of service to locations that do not have this structure. The TAC still needs to be reviewed by the Federal Court of Audit (TCU) and the reference value may be adjusted in accordance with applicable regulations.

The Company will keep its shareholders and the market informed in accordance with the regulations in force.

Rio de Janeiro, August 22, 2019.
TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 22, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.